                            POINTS INTERNATIONAL LTD.

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2005

                                                                               .
                                                                               .
                                                                               .

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                        SEPTEMBER 30,   DECEMBER 31,
AS AT                                        2005           2004
-----                                   -------------   ------------
              ASSETS

CURRENT
   Cash and cash equivalents (Note 7)     24,289,132      13,754,818
   Accounts receivable                     1,838,290       2,024,342
   Prepaids and sundry assets              1,621,814       1,229,091
                                         -----------     -----------
                                          27,749,237      17,008,251

   PROPERTY, PLANT AND EQUIPMENT           3,491,902       2,056,282
   GOODWILL AND INTANGIBLE ASSETS          7,770,027       8,282,453
   DEFERRED COSTS                          1,831,954       2,242,868
   FUTURE INCOME TAXES RECOVERABLE           590,000         590,000
                                         -----------     -----------
                                          13,683,883      13,171,603
                                         -----------     -----------
                                         $41,433,120     $30,179,854
                                         ===========     ===========

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                 SEPTEMBER 30,   DECEMBER 31,
AS AT                                                 2005           2004
-----                                            -------------   ------------
                LIABILITIES

CURRENT
   Accounts payable and accrued liabilities         1,707,123       1,894,599
   Deposits                                        15,095,338      13,153,623
   Current portion of loan payable                     33,515          29,860
   Current portion of acquisition loan payable        380,118         777,443
   Convertible Debenture (Note 9)                          --       8,920,373
                                                 ------------    ------------
                                                   17,216,093      24,775,899
                                                 ------------    ------------

   LOAN PAYABLE                                        42,114          67,186
   ACQUISITION LOAN PAYABLE                                --         380,118
   CONVERTIBLE DEBENTURE (NOTE 9)                   9,516,176              --
   CONVERTIBLE PREFERRED SHARES (NOTE 10)          18,119,000      13,892,478
                                                 ------------    ------------
                                                   27,677,290      14,339,782
                                                 ------------    ------------
                                                   44,893,383      39,115,680

            SHAREHOLDERS'EQUITY

   CAPITAL STOCK (Note 8)                          36,397,809      23,730,993
   WARRANTS (Note 8)                                2,758,688       2,610,992
   CONTRIBUTED SURPLUS (Note 3)                     1,959,977       2,226,713
   DEFICIT                                        (44,576,738)    (37,504,525)
                                                 ------------    ------------
                                                   (3,460,263)     (8,935,826)
                                                 ------------    ------------
                                                 $ 41,433,120    $ 30,179,854
                                                 ============    ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2005

                                                    9 Month Period                  3 Month Period
                                            -----------------------------   -----------------------------
                                            Jan-Sep 30/05   Jan-Sep 30/04   Jul-Sep 30/05   Jul-Sep 30/04
                                            -------------   -------------   -------------   -------------
REVENUES
   Points operations                         $ 7,090,231     $ 5,426,681     $ 2,176,013     $ 1,945,599
   Interest income                               414,874         201,961         196,781          33,343
                                             -----------     -----------     -----------     -----------
                                               7,505,105       5,628,642       2,372,793       1,978,942
GENERAL AND ADMINISTRATION EXPENSES           10,528,827       8,898,426       3,132,518       2,931,338
                                             -----------     -----------     -----------     -----------
LOSS- Before interest, amortization and
   other items                                (3,023,722)     (3,269,783)       (759,724)       (952,396)
                                             -----------     -----------     -----------     -----------
   Foreign Exchange Loss                         444,404          12,366         536,691          75,508
   Interest on convertible debenture             595,803         658,342         183,003         225,659
   Interest on Preferred Shares                  771,911         651,000         277,456         217,000
   Interest, capital tax and bank charges         97,391          72,448          16,554           1,745
   Amortization of property, plant and
      equipment, intangible assets and
      deferred costs                           2,138,982       1,648,334         761,211         631,105
                                             -----------     -----------     -----------     -----------
                                               4,048,491       3,042,489       1,774,916       1,151,017
                                             -----------     -----------     -----------     -----------
LOSS                                          (7,072,213)     (6,312,273)     (2,534,640)     (2,103,413)

LOSS PER SHARE (Note 2)                           ($0.09)         ($0.10)         ($0.03)         ($0.03)
                                             ===========     ===========     ===========     ===========

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                    STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE PERIOD ENDED SEPTEMBER 30, 2005

                                        9 Month Period
                                -----------------------------
                                Jan-Sep 30/05   Jan-Sep 30/04
                                -------------   -------------
DEFICIT - Beginning of period
   As previously reported        (34,734,645)    (25,926,361)
   Adjustment to stock based
      compensation (Note 3)       (2,769,880)     (2,769,880)
                                 -----------     -----------
   As restated                   (37,504,525)    (28,696,241)

LOSS - For the period             (7,072,213)     (6,312,273)
                                 -----------     -----------
DEFICIT - End of period          (44,576,738)    (35,008,514)
                                 ===========     ===========

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2005

                                                                 9 Month Period                  3 Month Period
                                                         ------------------------------   ---------------------------
                                                         Jan-Sep 30/05   Jan-Sep 30/04    Jul-Sep/05     Jul-Sep/04
                                                         --------------  -------------   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                               ($7,072,213)     ($6,312,273)    ($2,534,640)   ($2,103,413)
      Items not affecting cash
         Amortization of property, plant and equipment        823,020          229,125         401,590         80,064
         Amortization of deferred costs                       398,774          467,934         132,925        140,461
         Amortization of intangible assets                    917,187          951,275         226,696        410,579
         Deferred costs on convertible debenture               12,139               --              --             --
         Unrealized foreign exchange loss                     465,106           21,795         526,568        114,369
         Employee stock option expense (Notes 6 and 7)        284,898          255,845          92,568        101,648
         Cancellation of warrants issued for services          (1,167)          (1,167)         (1,167)            --
         Interest on Series Two and Four Preferred
            Shares                                            771,911          651,000         277,456        217,000
         Interest accrued on convertible debenture            595,803          658,342         183,003        225,659
                                                         ------------     ------------    ------------   ------------
                                                           (2,804,540)      (3,078,124)       (695,000)      (813,631)
Changes in non-cash balances related to operations
   (Note 7 (a))                                             1,422,985        1,788,904      (1,306,399)    (1,433,613)
                                                         ------------     ------------    ------------   ------------
CASH FLOWS USED IN OPERATING ACTIVITIES                    (1,381,555)      (1,289,219)     (2,001,399)    (2,247,244)
                                                         ------------     ------------    ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment               (2,258,640)      (1,416,305)       (389,953)      (664,810)
   Purchase of intangible assets                              (76,067)         (96,646)        (10,118)       (76,362)
   Payments for the acquisition of MilePoint, Inc.           (800,000)      (1,900,000)       (400,000)            --
   Costs related to the acquisition of MilePoint, Inc.       (306,138)        (784,608)             --       (332,554)
                                                         ------------     ------------    ------------   ------------
CASH FLOWS USED IN INVESTING ACTIVITIES                    (3,440,845)      (4,197,558)       (800,071)    (1,073,726)
                                                         ------------     ------------    ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Series Four Preferred Share (Note 10)        3,454,611               --              --
   Repayments on loan payable                                 (21,418)              --          (6,834)            --
   Loan Payable                                                                102,023                        102,023
   Deferred financing costs                                        --           70,018              --             --
   Issuance of capital stock, net of share issue costs
      (Note 8)                                             12,264,045          288,923          27,602         58,867
                                                         ------------     ------------    ------------   ------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                15,697,237          460,964          20,768        160,890
                                                         ------------     ------------    ------------   ------------
   Effect of exchange rate changes on cash held in
      foreign currency                                       (340,523)           2,285        (604,658)       (15,787)
                                                         ------------     ------------    ------------   ------------
INCREASE (DECREASE) IN CASH                                10,534,314       (5,023,529)     (3,385,361)    (3,175,867)
CASH AND CASH EQUIVALENTS - Beginning of period            13,754,818     $ 20,274,836      27,674,493     18,427,174
                                                         ============     ============    ============   ============
CASH AND CASH EQUIVALENTS - End of period                $ 24,289,132     $ 15,251,307    $ 24,289,132   $ 15,251,307
                                                         ============     ============    ============   ============

                            POINTS INTERNATIONAL LTD.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2005

1.   Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2004 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a)   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

2.   Loss per share

     a)   Loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the nine months ended September 30, 2005 that amounted to 82,383,888 shares (September 30, 2004- 65,810,352).

     b)   Fully-diluted loss per share

          The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Adjustment to stock-based compensation

Effective January 1st, 2004, in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the company adopted the changes required by this policy. The company adopted this policy change in its' 2004 audited consolidated financial statements and accounted for compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, the change in accounting policy was applied retroactively without restatement of the prior years' financial statements. Through the adoption of this policy, the Company's misinterpreted the treatment for a series of employee stock options held in the wholly owned subsidiary Points.com Inc. These Points.com Inc. options were issued on various dates in 2000. On February 8, 2002, the option holders were granted a put right which allowed them to have the right to put to the

Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation.

The extension of the put right should have been included in the company's adoption of the above change in accounting policy for fiscal 2004, as it constitutes a commitment to issue Common Shares. As a result of this correction, the 2004 opening retained earnings was reduced by $2,769,880 to negative $28,696,241 and the 2004 opening capital stock was increased by $666,489 and a $2,103,391 increase to contributed surplus. During fiscal 2004, contributed surplus was reduced by $1,051,908 and capital stock was increased by the same amount as a portion of the outstanding stock options were exercised. The above adjustment has no impact on total Shareholders' Equity or any other balance sheet accounts.

4.   Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2005 and December 31, 2004 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $2,187,572 of the company's revenues (including interest income) for the quarter ending September 30, 2005 were generated in the U.S. ($2,639,900 for the quarter ended June 30, 2005 and $1,852,643 for the quarter ended September 30, 2004). $6,946,539 (September 30, 2004- $5,202,904)
of the company's revenues were generated in the U.S. for the nine-month period ending September 30, 2005. The remaining revenues for all periods were generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

5.   Major Customers

For the nine-month period ended September 30, 2005, there are four customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the four customers represent approximately 58% of the Corporation's consolidated revenues. Three customers individually represented greater than ten percent of consolidated revenues in the nine-month period ended September 30, 2004 (61% in aggregate). In addition, as at September 30, 2005, 71% (third quarter 2004 - 65%) of the company's deposits are due to these customers.

For the three-month period ended September 30, 2005, there are four customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the four customers represent approximately 53% of the Corporation's consolidated revenues. Four customers individually represented greater than ten percent of consolidated revenues in the third quarter of 2004 (46% in aggregate). All of the three customers are included in both the 2005 and 2004 amounts.

6.   Stock-based compensation

The Corporation accounts for stock options granted in its' stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $284,898 for the nine-month period ended September 30, 2005 ($255,845 for the nine-month period ended September 30, 2004). The quarterly expense charged against income during the three month period ended September 30, 2005 was $92,568 ($99,827 for the quarter ended June 30, 2005 and $101,648 for the quarter ended September 30, 2004).

During the quarter ended September 30, 2005, no options were issued to employees and 29,000 options previously granted were cancelled (510,000 options were issued in the third quarter of 2004 and 912,836 options were issued in the quarter ended June 30, 2005).

For the nine-month period ended September 30, 2005, 1,112,836 options have been issued to employees and 260,504 options previously granted were cancelled. For the nine-month period ended September 30, 2004, 1,379,407 options were issued to employees and 129,520 options previously granted were cancelled.

7.   Statement of Cash Flows

     a)   Changes in non-cash balances related to operations are as follows:

                                                                     NINE MONTHS ENDED          THREE MONTHS ENDED
                                                                          SEPT 30,                   SEPT 30,
                                                                  -----------------------   -------------------------
                                                                     2005         2004          2005          2004
                                                                  ----------   ----------   -----------   -----------
Decrease (Increase) in accounts receivable                        $  220,273   $ (241,261)  $  (129,161)  $    59,658
Decrease (Increase) in prepaid and sundry assets                  $ (430,464)  $ (381,523)  $  (109,037)  $    (4,322)
Decrease (Increase) in deferred costs                                          $ (122,929)  $        --   $   (95,509)
Increase (Decrease) in accounts payable and accrued liabilities   $ (238,196)  $   15,338   $   115,025   $   300,223
Increase (Decrease) in deposits                                   $1,871,372   $2,519,279   $(1,183,226)  $(1,693,663)
                                                                  ----------   ----------   -----------   -----------
                                                                  $1,422,985   $1,788,904   $(1,306,399)  $(1,433,613)
                                                                  ==========   ==========   ===========   ===========

     b)   Supplemental information

          Interest and taxes

          Interest of $10,376 was paid during the nine-month period ended September 30, 2005 and interest of $352,081 was received. During the nine-month period, capital taxes of $45,603 were paid. For the quarter ended, September 30, 2005 interest of $2,802 was paid and $133,854 was received. No taxes were paid during the quarter.

          Non-cash transactions

          Non-cash transactions for the nine month period ended September 30, 2005 are as follows:

          (i) During the nine month period, 784,041 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at a fair market value of 1,964,664 of the Corporation's common shares (50,000 shares in Points.com Inc. were acquired in exchange for 125,195 shares of the Corporation during the third quarter of
               2005).

          (ii) $27,567 of revenue ($9,567 in the third quarter) earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

          (iii) $118,692 of revenue ($38,608 in the third quarter) earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

          (iv) The Corporation received $96,425 of loyalty currency ($23,311 in the third quarter of 2005) from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

          (v) Interest of $15,019 was accrued ($7,562 in the first quarter of 2005 and $7,457 in the second quarter) on the acquisition of MilePoint, Inc. These amounts were included in the amounts paid on September 30, 2005 in respect of the acquisition loan.

          (vi) Interest expense of $595,803 was accrued ($183,003 in the third quarter of 2005) on the convertible debenture (see note 9).

          (vii) Interest expense of $771,911 was accrued ($277,456 in the third quarter) on the Preferred Shares (see note 10).

          (viii) 906,248 broker warrants valued at $186,687 were issued in the second quarter in connection with the Private Placement Transaction (see Note 8). This amount has been recorded as an increase to warrants with the offset as share issue costs charged against share capital.

          (ix) 1,112,836 options were issued to employees (200,000 in the first quarter of 2005 and 912,836 in the second quarter) and 260,504 options previously granted were cancelled (40,000 in the first quarter of 2005 and 191,504 in the second quarter and 29,000 in the third quarter).

          (x) During the third quarter of 2005, 458,667 broker warrants were exercised for nil consideration.

     c)   Cash and cash equivalents consist of:

                                     September 30,   December 31,   September 30,
AS AT                                     2005           2004            2004
-----                                -------------   ------------   -------------
Cash                                  $10,387,347     $10,086,111    $11,360,089
Short-Term Investments                 10,752,248         544,945      1,236,162
Cash held by credit card processor      3,149,537       3,123,762      2,655,055
                                      -----------     -----------    -----------
Total                                 $24,289,132     $13,754,818    $15,251,307
                                      ===========     ===========    ===========

8.   Private Placement

On March 28, 2005, the Corporation entered into binding agreements to issue 18,134,300 common shares at $0.683 per share and one Series Four Preferred Share for $3,454,611 million (collectively, the "Private Placement Transaction"). On the same date CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended version of the $6 million debenture issued by the Corporation to CIBC in 2001 (the "Debenture") and the Series One Preferred Share in the capital of the Corporation held by CIBC (the "Debenture Transaction"). The Private Placement Transaction and the Debenture Transaction closed on April 4, 2005.

In connection with the Private Placement Transaction share capital has increased by $11,049,117 [$12,385,405 capital stock, ($1,336,288) share issue costs]. In addition, 906,248 broker warrants valued at $186,687 were issued and are included in shareholders' equity.

In connection with the revised terms of the Debenture Transaction, and as at March 31, 2005, the Debenture was reclassified as a long-term liability (see note 10). In connection with the Private Placement Transaction, the Series Four Preferred Share has been recorded as a long-term liability as the funds were received.

9.   Sale of the Convertible Debenture

On March 29, 2005 the Corporation and the purchasers in the Private Placement Transaction (see note 8) had entered into a binding agreement to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debenture was reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

Under the terms of the Debenture, (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by the Corporation within 30 days of a change of control of the Corporation resulting from the exercise of certain warrants issued by the Corporation on April 11, 2003 to Points Investments, Inc, an affiliate of InterActiveCorp and (ii) the principal amount of the Debenture will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert in 18,908,070 common shares in

April 2006. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

10.  Issuance of Series Four Preferred Share

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611 (see note 9). On March 29, 2005 the Corporation and InterActiveCorp entered into a binding agreement to issue the Series Four Preferred Share and the cash was received by the Corporation prior to quarter end. As a result, the cash and the preferred share are included in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share (see the Corporation's 2004 audited consolidated financial statements for information with respect to the terms of the Series Two Preferred Share).